04046588

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

SEC MAIL PROCESSING RECEIVED NOV 15 2004 WASH, D.C. 213 SECTION

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/Mtr

Date: 2004-11-03

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Ad hoc press release	2004-11-01

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Best regards,

Carl Zeiss Meditec AG

i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

12/9

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG: Organizational alignment in Japan to further grow business in the second largest Medtech market
(ad hoc)

(Jena, 1 November 2004) With immediate effect, Carl Zeiss Meditec Co. Ltd., Tokyo, a majority-owned subsidiary of Carl Zeiss Meditec AG, Jena which is listed at the Prime Standard of Deutsche Boerse, will acquire the surgical business of Carl Zeiss Co. Ltd., Tokyo, Japan.

The surgical business of Carl Zeiss Co. Ltd. has an annual revenue in the range of € 25 million and comprises of surgical microscopes for Ophthalmology, Neurosurgery and Ear, Nose and Throat Surgery.

With this move Carl Zeiss Meditec will realize substantial efficiency potentials in particular areas like back-office sales administration, service and customer support. This will also further help to strengthen and to coordinate its activities in the regulatory approval area. With this organizational alignment Carl Zeiss Meditec will be even better positioned to improve its high reputation with its leading position in the world's second largest Medtech market.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com